UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2017

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Dated: June 20, 2017

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement entitled “CNOOC Limited 2016 Environmental, Social and Governance Report”

Exhibit 99.1

CNOOC Limited 2016 Environmental, Social and Governance Report

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Report Information

Name of organization: CNOOC Limited (the “Company” or “We”)

Reporting period: 2016. The report may include information after the reporting period to keep the information consistent.

Scope of the Report: CNOOC Limited and its subsidiaries.

Content of the Report: Vision and commitment of the Company’s Corporate Social Responsibility (“CSR”), common practices, and other key achievements in the course of performing CSR.

Reporting Language: English and Chinese (should there be any discrepancies, please refer to the Chinese version.)

Reference: This report refers to the "Environmental, Social and Governance Reporting Guide" published by the Stock Exchange of Hong Kong Limited, the 10 Principles of UN Global Compact and the "Sustainability Reporting Guidelines" published by the Global Reporting Initiative (GRI).

An electronic version of this report is available on the Company’s website at http://www.cnoocltd.com and a hard copy is available upon request.

Investor Relations Department of CNOOC Limited

Address: 25 Chaoyangmenbei Dajie, Dongcheng District, Beijing 100010

People’s Republic of China

Email: mr@cnooc.com.cn

Website: www.cnoocltd.com

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CONTENTS

Report Information	2
CONTENTS	3
I. About Us	5
II. Chairman’s Statement	6
III. Vision and Commitments	8
1. Sustainable Development Strategy	8
2. CSR Vision	8
IV. Stakeholders	10
V. Energy Supply	13
1. Oil and Gas Exploration, Development and Production	13
2. Technological Advancements	14
3. Product quality	14
4 Purchasing management	15
VI. Corporate Governance	16
1. Governance Standards	16
2. Code of Ethics	18
3. Risk Management and Internal Control	18
4. Audit and Supervision	19
5. Anti-corruption Practice	21
VII. Safety and Environmental Protection	22
1. HSE Commitment	22
2. Management System	22
3. Operational Safety	25
4. Environmental Protection	29
5. Response to Climate Change	33
VIII. Care for Employees	37
1. Employment Policies	37
2. Employee Rights and Interests	38

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3. Employee Development	39
4. Employee Health	44
IX. Social Contributions	46
1. Economic Contribution	46
2. Marine Rescue	46
3. Public Welfare	48
4. Employee Volunteers	50
XI. Independent Assurance Report	54
XII. APPENDICES	56
The 10 Principles of UN Global Compact and the Company’s Practices	56
Key Data	57

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I. About Us

CNOOC Limited (the "Company" or “we”), incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) in August 1999, was listed on the New York Stock Exchange (code: CEO) and The Stock Exchange of Hong Kong Limited (code: 00883) on 27 and 28 February 2001, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in July 2001. The Company’s American Depositary Receipts (“ADRs”) was listed on the Toronto Stock Exchange (code: CNU) on 18 September 2013.

The Company is the largest producer of offshore crude oil and natural gas in China and one of the largest independent oil and gas exploration and production companies in the world. The Company mainly engages in exploration, development, production and sale of crude oil and natural gas.

The Company’s core operation areas are Bohai, Western South China Sea, Eastern South China Sea and East China Sea in offshore China. The Company has oil and gas assets in Asia, Africa, North America, South America, Oceania and Europe.

As at 31 December 2016, the Company owned net proved reserves of approximately 3.88 billion BOE, and its average daily net production was 1,302,922 BOE. The Company had total assets of approximately RMB637.7 billion.

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II. Chairman’s Statement

Now that 2016 is behind us, the term "new normal" should sound familiar. It refers to a rapidly changing industry landscape. CNOOC Limited has experienced this first hand along with the rest of the oil and gas industry. In the face of dramatic shifts, CNOOC Limited adapted, adjusted, and responded. As an international energy company, CNOOC Limited will likely be confronted with more challenges, stemming from weak global economic growth, an unpredictable global energy market, and consistently low oil prices.

But CNOOC Limited does not fear adversity. This is because adversity helps to strengthen the Company’s core value of corporate responsibility and gives more impetus to its goal of sustainable development. Assuming social responsibilities and maintaining sustainable development are without doubt key elements for any enterprise striving to achieve durable prosperity. Based on our experience and achievements, we believe that sustainable corporate development is the result not from compromising ethics, but from achieving a win-win situation in social and economic benefits. This involves applying professionalism and diligence to provide safe energy to society, and achieving a stellar performance to reward shareholders for their support. This also requires taking concrete measures to conserve resources and the environment, caring for employees and giving back to society.

It is essential for an energy enterprise to guarantee stable and high-quality energy supplies. In 2016, despite a reduction in its capital expenditure, CNOOC Limited managed to meet its annual oil and gas production targets, with net oil and gas production reaching 476.9 million barrels of oil equivalent. The four projects planned at the beginning of the year commenced production without a hitch. In addition, as it pursued valuable growth and efficient increases in production volumes, the Company paid more attention to quality and efficiency, taking care of both short-term survival and long-term development. This led to a comprehensive enhancement in its sustainable development abilities.

A continuous and steady energy supply cannot be achieved without production safety. In 2016, we continued to treat operational safety as our bottom line for every project by fully and continuously deepening operational safety management in all our business chains. In 2016, the Company made notable progress with its safety management system. It launched special programs to remove major potential risks in key hidden areas, and optimized its emergency response capabilities. At the same time, it achieved an overall improvement in contractor management, and risk prevention and risk control in overseas projects. In 2016, the Company continued to improve the management of operational safety, and continued to strongly nurture a safety culture, achieving smooth production throughout the year.

For a responsible international energy company, pursuing a green and low-carbon development is not merely following industry trends but is actually key to a sustainable development. CNOOC Limited understands the importance of energy-saving and emission reduction to its sustainable development strategy, and takes full responsibility for environmental protection. We have continued to make efforts in energy-saving, emission

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reduction and environmental protection, and we adhere to the social responsibility with green and charitable initiatives. In 2016, the Company responded positively to the requirements of the "Paris Agreement", which center on the objectives of constructing a "resource-conserving and environmentally friendly" enterprise by coping actively with climate change, strengthening management over carbon and water resources, and increasing efforts in energy conservation and emission reduction. In doing so, the Company made notable progress in various fields gaining official recognition by different sectors of society for these efforts. In 2016, the Company was honored with the "2016 Corporate Awards – Best Initiatives in Environmental Responsibility" by The Asset.

We regard employees as the most valuable assets and endeavor to provide promising career pathways for all employees. We encourage co-development with our employees to create greater value for the society. We value the Company's role in driving social development and have contributed to society by giving free access to the Company’s expertise and resources. We have participated in marine rescues and community building projects in areas where we operated. We also support employee volunteering that encourages the involvement of every employee.

A high level of corporate governance is crucial to our sustainable development. The Company is well-recognized for its high ethical standards and transparent operations. In 2016, the Company was honored with the “Asian Excellence Award” by Corporate Governance Asia and the “Corporate Awards – Best Initiatives in Environmental Responsibility” by The Asset.

In further recognition of the Company’s efforts in ensuring transparent governance, sustainable production and embracing social responsibility with green and charitable initiatives have been widely acknowledged. CNOOC Limited was awarded the "Asia’s Best CSR (China)" by Corporate Governance Asia and "Corporate Awards – Platinum" by The Asset again.

The new era of green development driven by reform and innovation has begun. We will make sustainable development the foundation of our corporate power and the basis of our growth. We will pursue the harmonious development of the environment, society, and the economy. We will accommodate changes in global oil and gas market reforms, continue to optimize the industry structure, and push for green economic development. We will improve compliance operations, strengthen corporate prosperity by cultivating talents, provide a favorable internal and external environment, and provide sustained power for corporate development. We will adhere to eco-friendly principles and endeavour to maintain a balanced ecosystem, while collaborating with our stakeholders for deeper mutual benefit.

Yang Hua

Chairman

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III. Vision and Commitments

1. Sustainable Development Strategy

It is our commitment to sustainable development that we will exploit existing natural resources in a safe, efficient, and environment-friendly manner and provide society with clean, reliable, and stable energy that will meet people’s reasonable energy demands. The economy, environment, and society are the three cornerstones of our bid to develop energy resources and contribute value. As our business operations achieved continuous growth and our economic contributions grow steadily, we will press ahead on the road of environmental protection and societal progress. We will combine the economic, environmental, and social aspects to make them mutually supportive.

We believe that sustainable development is based not just on the beliefs and thinking of corporate managements and employees; instead, the sustainability requirement needs to be embedded into the corporate management systems and made part of corporate culture at all levels.

The Board of Directors (the “Board”) of CNOOC Limited actively supports the Company’s commitment to CSR and gives close attention to CSR progress. This includes strategy and risks, performance, internal operations, occupational health and safety, environment, and human rights issues related to sustainable development and CSR, as well as the methods and results of compliance in operations and sales. Our management is responsible for formulating and executing strategies involved in the management systems related to environmental protection, energy-saving projects, emission reduction, ecological protection, greenhouse gas reduction, and clean energy supplies.

We have incorporated sustainability into our organizational and institutional system, and our management process. We continue to assess our performance in terms of sustainability and make improvements and adjustments to ensure our operation and management are more environment-friendly, efficient and safe, and strike the desired balance among the economy, the environment, and society.

2. CSR Vision

As an energy company, it is our vital responsibility to deliver sustainable energy to society. In future, we will promote clean, healthy, and green energy development models with our partners along the industry chain. We will work together with stakeholders and make CSR an engine that drives the Company and society forward together.

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CNOOC Limited strives to be:
A driving force for the supply of sustainable energy	A motivating force for the joint progress of stakeholders and society	A leading force for a clean and green energy development model

CNOOC Limited is committed to:
Pursuing sustainable growth and enhancing energy supply capabilities	Operating in compliance with laws and regulations and adhering to a high standard of business ethics and corporate governance	Developing resources in a safe and environmentally friendly way and responding actively to climate change
Proactively participating in community-building activities and contributing to public welfare	Respecting the rights and interests of stakeholders and pursuing win-win situations

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IV. Stakeholders

To fully communicate with stakeholders to understand their expectations and demands is the foundation of our social responsibility and sustainable development. We have been always communicating with stakeholders on multiple social responsibility issues through an open, transparent and multichannel mechanism.

The stakeholders are primarily the following: shareholders and creditors, employees and employee organizations, governments and regulatory authorities, business partners and service providers, the public and communities, charities and non-government organizations (NGOs) and clients.

Stakeholder Communications

Stakeholders	Main Communication Methods	Main Focuses	Major Actions and Measures	Key Indicators
Shareholders and creditors	• Scheduled information disclosure • Regular communications • Annual general meeting and extraordinary general meeting	• Protect interests of shareholders and creditors • Corporate governance and risk management	• Ensure quality and effectiveness of information disclosure • Maintain regular dialogue • Equal treatment of shareholders • Organize roadshows	• Return on equity • Return on capital employed • Payout ratio
Employees and employee organizations	• Meetings with employee representatives • Regular communications • Internal information exchange • Complaints	• Rights and interests • Career development • Occupational health and safety	• Support employees to join labor unions or other employee organizations • Employee training and technical training • Provide occupational health check-ups	• Number of employees and employee distribution • Employee training rate • Employee turnover rate • OSHA statistics
Governments and regulatory authorities	• Follow up and ensure compliance with laws and regulations • Report on specific matters • Routine inspections • Participation in the discussion • Discussion on industry issues	• Operate in compliance with laws and regulations • Properly utilize and develop natural resources • Economic contribution • Corporate governance

• Compliance with all applicable laws and regulations

• Fulfill tax payment obligations

• Share industry expertise for further development

• Ensure quality of disclosed information

• Better corporate governance

• Number of violations reported • Tax payment • Safety and environmental performance • Precise and timely information disclosure

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Business partners and service providers	• Business negotiations • Project cooperation • Business communications	• Stable cooperative relationships • Knowledge and information resource sharing • Mutual benefits • Sustainable energy development model	• Integrate internal and external resources • Encourage experience, resources and technology sharing • Discussion on industry development	• Partners’ feedback • Contracts’ execution capability
Public and communities	• Information disclosure • Public relations • Response to the public enquiries • Support for community building activities • Participation in public welfare projects	• Stable energy supply • Environment protection • Good corporate image • Community protection • Building harmonious communities	• Improve oil and gas supply capability • Participate in public welfare activities • Publish CSR reports • Ensure high standards on public welfare • Support community construction	• Public opinion • Corporate image • Contribution to public welfare • Community evaluations • Input in public welfare projects
Charities and NGOs	• Participation in designated projects • Response to enquiries • Regular communications	• Social responsibility undertakings	• Contribute corporate experiences • Participate in relevant activities	• Response rate on enquiries • Participation status

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Clients	• Business negotiations • Client services • Client visits and survey • Regular communications	• Service, price and quality • Complaint handling	• Promote win-win philosophy • Enhance product quality • Client satisfaction survey and feedback	• Satisfaction survey

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V. Energy Supply

CNOOC Limited is committed to driving sustainable supply of energy. Through technological and management innovation, we are working on breakthroughs in energy exploration, development, production, and technology to ensure steady energy supply to meet the energy demands of society, and contribute to the sustainable development of the Company and society.

1. Oil and Gas Exploration, Development and Production

As at the end of 2016, The Company's net proven reserves reached approximately 3.88 billion BOE

The net production of oil and gas in 2016 was 476.9 million BOE which achieved the production target set at the beginning of the year 2016.

Ensuring stable energy supplies is our largest responsibility. Therefore, we remain committed to technological, management, and equipment innovation to overcome exploration obstacles and to constantly improve the level of oil and gas exploration, development, and production.

In 2016, the Company strengthened its integration of exploration and development, prioritized allocation of China’s sea areas, balanced mature areas, rolling areas, and new areas, and focused on quality plots and conventional oil and gas. It expanded the concept of value exploration, made significant efforts to secure large and medium oil and gas fields, and decreased the percentage of wells involving high risk and high input. Furthermore, it continued to maintain a reasonable percentage of exploration investment and guaranteed medium and long-term sustainable development with a relatively high workload. In offshore China, the Company made 12 new discoveries and successfully appraised 19 gas-oil structure. We made great achievements in overseas exploration, including 2 discoveries and 6 successful appraisal of gas-oil structures. The 4 new projects scheduled to commence operation within the year are running smoothly. The Kenli 10-4 oilfield, Panyu 11-5 oilfield, Weizhou 6-9/6-10 oilfield and Enping 18-1 oilfield have started production. The Company’s exploration and production business makes continuous progress, while the reservation and production of oil and gas has increased smoothly. We have overcome various difficulties by maintaining stable production in oil and gas production, and promoting production of new oil and gas fields and new wells, successfully completing the annual production target.

In the previous year, the Company attached greater importance to quality and efficiency by appropriately lowering the growth of high-cost output, balancing consideration of both short-term existence and long-term development, pursuing valuable growth and promoting efficient production. This resulted in a comprehensive enhancement of the Company’s

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capacity for sustainable development. Over the past four years, the CNOOC's all-in cost has dropped to USD34.67 per BOE in 2016, which is 12.9% lower on a YoY basis. The operating expenses per BOE have significantly declined by 37.8%, which went back to the USD7 level.

2. Technological Advancements

In 2016, the Company extended its “science- and technology-driven” strategy with the issue and implementation of a technological development and standardization plan, and prepared a top-level design for major scientific and technological programs, as well as a toplevel design for scientific research platforms and condition constructions. At the same time, the Company continued implementing a system to coordinate its scientific research institutes and further the cooperation among the institutes to find solutions to major issues and master core technologies.

Crucial problems surrounding the exploration of deep-water oil and gas fields, offshore heavy oil fields, low-porosity and low-permeability oil and gas fields, and onshore coal bed methane were tackled in 2016. In recent years, the Company made a series of symbolic achievements – including major discoveries of quality oilfield groups with reserves of over 100 million tons in Bohai, the use of large gas fields in deep-water areas in the Western South China Sea and enhanced oil recovery technology for offshore heavy oilfield by polymer flooding – all of which have provided technical support for the sustainable development of the Company.

The Company made major breakthroughs to tackle key scientific and technological problems. It achieved and applied over 10 major scientific and technological results, including the key vector processing technologies for multi-component seismic data, Time-lapse Seismic Interpretation Technology, dynamic evaluation techniques for water flooded layers in the Western South China Sea, and downhole oil–water separation technology with large treatment capacity. These have helped the Company greatly in increasing reserves and output, and improving quality and efficiency. Amongst these achievements, the “Significant hydrocarbon discovery from geological theory and technology innovation on continental fringe areas in the deep water area of northern South China Sea won the second-place in the National Scientific and Technological Progress Award.

To effectively protect and ensure its intellectual property rights, the Company has formulated and implemented Measures of CNOOC Limited on the Administration of Intellectual Property Rights (1020-RM-01- 03) and Implementation Rules of CNOOC Limited on the Administration of Intellectual Property Rights (1020-RM-01-03-01). The Company was granted 242 patents in 2016.

3. Product quality

CNOOC Limited manufactures and supplies energy products adhering strictly to domestic

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and international quality management standards, and also works to enhancing management quality. For quality inspections and tests for crude oil, natural gas and by-products, the Company employs professional third-party commodity inspection authorities agreed to in contracts for sampling tests or tests carried out jointly with clients, as required by national or industrial standards. Upon completion, inspection results are objectively and factually reported. We strive for open and transparent management who strictly comply to standards so as to ensure product safety and regulations are observed accordingly. In 2016, CNOOC Limited received no reports of dissatisfaction from clients regarding product quality or crude oil and natural gas services.

4 Purchasing management

With a series of management systems, such as the Purchasing Management System, Supplier Management Method and Bidding Management Method, the Company further promotes impartial supplier management and purchasing through bidding to avoid environmental and social risks caused by improper supplier selection. Since 2008, CNOOC Limited has continuously worked to optimize supply chain management while actively implementing corporate a supplier-base management system. By the end of 2016, CNOOC Limited had more than 3,800 suppliers.

The Company has achieved overall-process dynamic management from supplier access to supplier exit by sharing supplier resource information and optimizing supplier performance evaluations. It has strongly promoted the combination of open pre-qualifications and site inspection in selecting a short list of suppliers, comprehensively evaluating their qualifications, performance regarding social responsibility, risk management and control, process control and quality management capacity, personnel quality and technical skills, HSE management conditions and other such information. In this way, CNOOC Limited has established strategic cooperative relationships with the selected suppliers. The Company carries out annual performance evaluations on all the suppliers in the supplier base, including but not limited to the aspects of product quality, price, date of delivery, after-sales service, and execution of an HSE system. Subsequently, these suppliers have their rankings adjusted according to the evaluation results. CNOOC Limited has also established a unified risk management and control system to handle violations of regulations as a form of deterrence and to reinforce the Company’s overall prevention and control capacity.

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VI. Corporate Governance

1. Governance Standards

The Company has always upheld high standards in business ethics and its transparency and good corporate governance have been recognized by shareholders and the public. We believe that maintaining the highest corporate governance is essential to the steady and efficient operation of the Company and serves the long-term interests of the Company and its shareholders.

In 2016, the Company executed its corporate governance policies in strict compliance with the Code on Corporate Governance Practices of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Company’s adherence to these codes ensures that all decisions are made on the principles of trust and fairness and in a transparent manner to protect the interests of all shareholders.

The duties of the Board are to provide guidance, orientation and supervision over lawful and effective execution of the operations of the Company and to protect shareholders’ interests, while safeguarding the healthy and steady development of the Company. Three committees have been set up under the Board, namely the Audit Committee, Nomination Committee and Remuneration Committee. Members of all committees are non-executive directors and independent non-executive directors with high degree of independence.

As at December 31, 2016, the Board of the Company consisted of eight directors, including two executive directors, two non-executive directors and four independent non-executive directors. The resumes of all directors are shown in the annual reports of the Company and available at the Company’s website at www.cnoocltd.com.

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The effective management of the Board and the Committees further enhanced the governance standards of the Company. CNOOC Limited continued to receive recognition and awards for its excellent standards of corporate governance. Moreover, the Company won awards in several corporate governance contests organized by The Asset and Corporate Governance Asia.

There were changes to the Board of CNOOC Limited in 2016. Effective as of June 15th, 2016, Mr. Li Fanrong resigned as Executive Director, CEO, and President of the Company. Mr. Yang Hua was given the position of Executive Director and CEO of the Company while still serving as Chairman of the Board of the Company. Mr. Wu Guangqi was given the position of Non-Executive Director of the Company and resigned as Compliance Director. Mr. Yuan Guangyu was appointed Executive Director and President of the Company. In effect as of December 20th, 2016, Mr. Lv Bo resigned as Non-Executive Director and member of the Remuneration Committee. Mr. Liu Jian was appointed Vice-Chairman of the Board and Non- Executive Director of the Company. Mr. Wu Guangqi was made a member of the Remuneration Committee.

As at December 31st, 2016, the Board had eight members, including four independent non-executive directors. If the potential conflicts of interests arise in the Board of Directors, the independent nonexecutive directors take the lead to give voice to the minority shareholders. We attach great importance to communication with minority shareholders. With

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their support and trust, we have achieved long-term and successful sustainable development. We have established open and transparent communication channels with our minority shareholders, and will continue to strengthen our communication and cooperation with them.

The dedicated section of the Investor Relations page on our website allows us to inform our shareholders, in an open and transparent manner, about important Company events and invite them to participate in Company activities. We also invite minority shareholders to take part in annual panel discussions so that they can get a better understanding of the Company activities.

Awards and Honors in 2016:

●     June: “The 6th Asian Excellence Award 2016”, “Best Investor Relations Company (China)”, “Asia’s Best CSR (China)”, and “Asia’s Best CEO (Investor Relations [China])” by Corporate Governance Asia

●     October: “2016 Corporate Awards - Platinum" by The Asset

●     November: “2016 Corporate Awards - Best Initiatives in Environmental Responsibility" by The Asset

●     November: "The 2016 China Securities Golden Bauhinia Awards - Most Influential Brand for a Listed Company" by Ta Kung Pao

2. Code of Ethics

In 2003, the Board of the Company approved a set of code of ethics (“Code of Ethics”). The Code of Ethics provides guidelines and requirements in the area of law and code of conduct in respect to supervisory rules, insider trading, market malpractice, conflict of interests, company opportunities, protection and proper use of the Company’s assets as well as reporting requirements for the directors and senior management of the Company.

As a part of enhancing its standard of corporate governance, ever since 2009, the Company has reviewed the Code of Ethics every year, and continues to revise it according to the latest governance requirements. The current version of Code of Ethics has been disclosed on the Company's website. All the senior management members and directors are required to familiarize themselves with and follow the Code of Ethics to ensure that the Company’s operations are honest and legal. Any violation of the Code of Ethics will be penalized and serious breaches will result in dismissal.

3. Risk Management and Internal Control

Since the establishment of the Company, we have focused on maintaining and following strict risk management and internal control practices. The Company is well aware of the fact that establishing and maintaining a risk management and internal control system, which coincides

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with the strategic goals of the Company and which suits the reality of the Company, is the duty and mission of the management team.

The Company established the Risk Management Committee, directly managed by the Company’s Chief Executive Officer. The Risk Management Committee is responsible for the organization and implementation of the Company’s risk management and internal control, supervision of the Company’s risk management and internal control system, as well as the periodic submission of the risk management report to the Board.

With respect to risk management, the Company officially adopted the Enterprise Risk Management framework developed by the COSO (Committee of Sponsoring Organizations of the Treadway Commission) of the United States and took the ISO 31000:2009 “Risk Management – Principles and Guidelines” as an important reference for formulating a set of risk-management systems that cover design, execution, monitoring, and review and that are subject to continual improvement. The Risk Management Committee is responsible for setting the overall objectives and strategies for risk management based on the Company’s strategies, and identifying, analyzing, and assessing the overall risk for the Company, especially key risks in major decisions, important events, and key business processes, as well as reviewing and approving the response plans to major risks. In addition, it is responsible for tracking and periodically reviewing the execution of response plans to identified risks to ensure that all key risks of the Company are sufficiently attended to, monitored, and addressed.

In terms of internal control, the Company introduced an internal control framework developed by COSO Committee of the United States, to establish an internal control system and mechanism for finance and accounting, business operations, and compliance. Such internal control systems have been continuously reviewed and evaluated to ensure timely, accurate, and complete information disclosure.

In 2016, the Company optimized the risk management in line with the compliance requirements. For example, according to Canada's "Extractive Sector Transparency Measures Act", the Company compiled the 2016 ESTMA report. The report helping the Company to strengthen compliance risk management and increase transparency, has been disclosed on the official website (http://www.cnoocltd.com/ col/col7511/index.html), and submitted to NRCan (Natural Resources Canada). The management considers that as of 31 December 2016, risk management and internal control system of the Company in relation to financial reporting was effective.

4. Audit and Supervision

In order to ensure the effectiveness and appropriateness of our business operations, our internal control, and our risk management, the Company has set up a supervisory management system that adopts risk control as its focus, internal control as its supporting mechanism, and internal audit-based monitoring as its safeguard.

Based on the requirements of corporate governance and following the relatively independent

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principles of internal audit, an audit monitoring management system was established. It has been determined that the Compliance Officer of the Company will lead the audit monitoring work. Based on the periodic independent audit appraisals of all subsidiaries, prepared by internal audit personnel, the Compliance Officer of the Company is responsible for reporting directly to the Audit Committee and the Management of the Company. This forms a vertically integrated reporting system for “Audit Committee – Compliance Officer – Audit and Supervision Department – Audit departments of the branches, subsidiaries”.

With the development of its overseas businesses, the Company’s internal control and risk management of overseas assets have become increasingly extensive. To strengthen its overseas audit and expand coverage of its overseas companies and projects, and to discover and be alert to important risks and management loopholes, the Company set up overseas audit normalization work mechanisms in 2016, to include overseas audit reporting mechanisms, overall overseas asset audit plans, and the integration of overseas audit forces.

Vertically Integrated Reporting System

Financial Control Complaints: Reporting Channel and Handling

CNOOC Limited and its subsidiaries have set up full-time and part-time organizations and positions charged with handling various complaints and grievances. Anyone can make reports, allegations and grievances about violations and breaches of regulations to management, compliance monitoring personnel, legal advisers, internal audit department or other relevant departments of the subsidiaries by letter, in person, telephone, or email, etc.

Financial control complaints and other grievances and complaints will be handled and directed in accordance with the Complaint and Grievance Administrative Measures of CNOOC Limited, as well as the Procedures of CNOOC Limited for Financial Control Complaints, and will be reported to the Audit Committee of the Company periodically in order to ensure that all individual reports are given proper attention and major weaknesses in the system can be alerted to the Audit Committee directly.

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5. Anti-corruption Practice

We stress the importance of anti-corruption and have built a strict internal prevention and management system to address and deal with all corruption and malpractice cases accordingly.

CNOOC Limited attaches great importance to maintaining high ethical standards among all employees. To strengthen the internal management of the Company, enhance the self-discipline of employees, and ensure that the operational activities of the Company are carried out without violating business ethics, CNOOC Limited formulated The Code of Commercial Behavior and Conduct of Employees of CNOOC Limited, Administration Regulations for Conflicts of Interest, Procedures for Handling Rule Violations, Management Measures for Employee Complaints and Appeals, Financial Control Complaint Procedures, and other policies to put into place an effective system to deter and prevent fraudulent practices. All new employees receive training on the contents of all such documents and sign a letter of confirmation about The Code of Commercial Behavior and Conduct of Employees of CNOOC Limited. Meanwhile, department managers and senior management of the Company are required to sign the Party Discipline Building and Anti-Corruption Practice Responsibility Statement every year.

The Code of Commercial Behavior and Conduct of Employees describes the code or standard of conduct that employees should follow in the workplace and clearly states that the Company forbids employees from accepting or giving bribes or kickbacks, and from engaging in circumvention behaviors of any form including accepting bribes or kickbacks through relatives or third parties. The Code aims to prevent misconduct by fostering behaviors that are in strict compliance with all applicable laws and regulations, as well as honest and ethical business practices to avoid conflicts of interest.

The Procedures for Handling Rule Violations detail provisions for behaviors that violate the relevant laws of the state and the regulations of the Company. Those behaviors include violations of rules of production and operation management, violations involving financial discipline, and corruption and bribery. The articles from Article 53 to 61 clearly outline punishments for corruption (embezzlement) and bribery, and Article 19 states clearly that employees facing criminal liability from breaking the law will be dismissed.

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VII. Safety and Environmental Protection

Ensuring safety and minimizing the environmental impact are integral to the Company’s sustainable growth. All along, the Company has upheld the HSE core value concepts of “Safety First, Environment Paramount, Focus on People, and Equipment Integrity”. The Company actively copes with the challenges that its safety production and environmental protection work encounter in a low oil price environment and keeps improving its HSE system management. It cultivates an unique HSE culture with its own characteristics. It works hard to provide both its staff and its contractors with a safe working environment, and to foster first-rate management abilities in production safety.

1. HSE Commitment

To achieve the strategic target of sustainable development, the Company adheres to the scientific concept of clean and safe growth. Our HSE concept is:

•       Sound HSE performance is the foundation for the Company’s growth and development.

•       Good HSE management provides not only an economic benefit but is also a social responsibility.

•       People centric organization that regards employees as our most valuable resource and asset.

•       With set objectives, implementation is important.

•       Conduct systematic management and continuous improvement with the motto “We can always do it better.”

•       Promote the “5 DON’Ts until DOs” safety rules, focus on details, and manage risks within acceptable levels.

•       Manage contractors and share information and experiences to achieve Win-Win.

•       Endeavor to use clean and harmless materials and energy, and protect the environment and natural resources.

•       Comply with laws, regulations and industrial standards, and strive for HSE excellence.

•       HSE performance mirrors the comprehensive quality of the Company.

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2. Management System

In 2016, the Company made significant progress in setting up and improving its safety management system. The Company actively monitored changes to the HSE regulatory requirements. Based on its actual production process and needs, the Company set up relevant management systems, including Measures for the Management of Newly Built and Refurbished Environmental Protection Projects.

In 2016, the Company further strengthened safety in production, intensifying its efforts to identify and eliminate potential risks, giving special attention to preventing operational safety accidents in key and high-risk areas. It also improved the implementation of safety standards and improved safety awareness across all levels of the organization.

In addition, the Company continued to improve its safety production management training system: it conducted a thorough process monitoring evaluation of outlines, teaching materials, subject databases, training guidelines, evaluating procedures, and issuing certificates. It compiled exam subject databases for enterprise leadership and safety personnel, and organized six training sessions for safety personnel, totaling 1,816 trainees. The Company built CNOOC Limited’s test centers and safety practical classes and developed 10 online courses on safety education. The learning completion rate was 87%.

Facing a complex overseas operating environment, the Company always considered work safety as a priority in conducting overseas operations, doing so in a scientific, law-abiding, and compliant manner. It additionally strengthened its headquarters’ verification and supervision of overseas projects, organized various special work safety inspections, enhanced its safety culture, continuously working on the management of the HSE system, and the improvement of production safety results in overseas projects.

In 2016, the Company further prompted its affiliated units to periodically follow up on the HSE risk status and progress of overseas projects. The Company organized an HSE audit of the oil sand facilities in the Canada Nexen Calgary headquarters and Long Lake, a safety check on the evaluation of the facilities and equipment in CNOOC Indonesia Limited’s SES oil field extension project.

Promoting the Implementation of CNOOC Safety Standard Behaviors

The Company made further efforts to advocate the implementation of CNOOC Safety Standard Behaviors in 2016. The implementation of CNOOC Safety Standard Behaviors centered on three “ones” activities, namely, “one action suggestion list,” “one supervisory check,” and “one-week behavior observation,” which promoted the implementation of CNOOC Safety Standard Behaviors from the leadership, organization, and employee levels, and extended it to the working level. The affiliated units of the Company promoted CNOOC Safety Standard Behaviors as part of the building of safety culture and made remarkable achievements.

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“Safety Production” Activities to Foster Safety Awareness Among Employees

In 2016, centering on the theme of “strengthening safety development ideas and improving the quality of the people’s safety,” the Company motivated its affiliated units and continued to carry out propaganda work on safety culture through both traditional and innovative methods. In the “Safety Management in Grassroots” essay contest, some 60 essays were published in the China Offshore Oil Press spreading widely a series of excellent safety management experiences and effective safety management measures from grassroots units.

The Company attached great importance to the roles of new media tools such as Weibo, micro-learning resources, and micro-videos in its publicity work. The Company organized a Q&A on safety production and occupational health using microlearning resources and received 2,490 visits in two weeks. In the 5th “Safety and Environmental Protection Practices Around You” micro-video contest, the Company received 95 videos, of which the majority were safety videos directed, filmed, and played by grassroots employees. What’s praiseworthy is that there were real-time records of employees’ fighting typhoons and safety publicity activities among the samples submitted for the contest, which reproduced safety management scenes. “Guo Zi Xiao Xin,” the official Weibo account of the State-owned Assets Supervision and Administration Commission, and local official Weibo accounts “Weizhou Island” and “Qingdao Moments” forwarded the videos from the contest many times, which improved the influence of, and promoted attention to, safety publicity.

Management Performance

In 2016, the Company’s safety management experienced severe challenges again, but it still adhered to high HSE standards. The number of working days lost due to employee’s work-related injuries was 62, and the number of working days lost due to the work-related injuries of both employees and direct contractors was 1,381. Our annual OSHA (Occupational Safety and Health Administration) records are as follows.

OSHA Statistics

	Scope	Total Work Hours (Millions of man-hours)	Recordable Incidents	Rate of Recordable Incidents	Cases of Lost Work Days	Rate of Lost Work Days	Casualties
2016	Employees	40	12	0.06	6	0.03	3
	Employees and Direct Contractors	112	68	0.12	25	0.04	5
2015	Employees	44	20	0.09	3	0.01	0
	Employees and Direct Contractors	124	68	0.11	15	0.02	0
2014	Employees	39	14	0.07	7	0.04	0
	Employees and Direct Contractors	140	89	0.13	26	0.04	1
2013	Employees	35	20	0.11	6	0.34	0
	Employees and Direct Contractors	120	111	0.18	38	0.06	4

Note: According to OSHA statistical methods, all indicators (except for total work hours) are calculated on the basis of 200,000 man-hours.

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3. Operational Safety

Safety Inspection

In 2016, the Company organized a superior audit of the HSE management system and special audits of quality, diving contractors, and helicopter contractors. The Company completed full system safety inspections, including the special supervision of production safety, a special safety check on storage tank fields and an annual major check on production safety.

For HSE risks in particular units, the Company organized special inspections. Through examinations and inspections, the Company effectively met CNOOC Limited’s management requirements, urged affiliated units to act in accordance with the law, and promoted the continuous improvement of HSE management.

With screening systems for major sources of hazards and potential risks, the Company made sure the hidden danger reporting channel covers sources of risks in all business units. We were fully aware of the status of the screening and rectification progress in all our units and put in place measures to pin responsibility for the rectification, as well as measures, funds, time schedules, and plans for all reported potential risks.

Based on an in-depth analysis of the causes for major accidents and the key links in offshore production, the Company implemented risk- level- based management of offshore production facilities in accordance with relevant laws and regulations. It promoted the building of risk-level-based management information systems in downstream enterprises and established and improved risk monitoring indicators, including well-control event monitoring and operational risk monitoring in major engineering constructions, etc. Moreover, it established a list of responsibilities per post, improved the site tour inspection system, and improved onsite safety production capabilities.

Equipment and Facility Integrity Management

In 2016, CNOOC Limited worked continuously to improve its equipment and facility integrity management system, and it organized an internal audit for integrity management in branch offices. In addition, it carried out in-depth management and control measures on key equipment and facilities, executing a physical examination on 176 pieces of key equipment including submarine pipelines, single-point mooring systems, platform structures, storage tanks and pressure vessels and shafts. They resolved the hidden dangers in two single-point mooring devices and two storage tanks, and they carried out risk evaluations on 62 other pieces of equipment. CNOOC Limited has promoted integrity management to extend to the front end (design and engineering construction stage), has carried out integrity audits on the design schemes of 12 new projects and has replied to and summarized more than 800 bits of feedback and suggestions on the time period in question. Such suggestions have been put into practice in follow-up designs so as to manage and control risks at the source.

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With improved integrity management, both the accident rate for equipment and facilities and breakdown influence rate on production have been reduced. As a result, the risk of equipment and facilities has been brought under control and their growth is sustainable.

	2009	2010	2011	2012	2013	2014	2015	2016
Equipment and Facilities Failure Rates	18.5	8.7	7.6	7.6	5.6	4.8	4.3	4.1
Impact Rate of Equipment and Facilities Failure on Output	2.41	2.35	3.27	0.70	0.58	0.51	0.40	0.43

Equipment and Facilities Failure Rates (number of safety accidents caused by equipment and facilities/total number of safety accidents)

Impact Rate of Equipment and Facilities Failure on Output (Output impacted by equipment and facilities/total output planned)

CNOOC Limited’s 102 FPSO Freed Ahead of Schedule

In July 2016, the Tianjin Branch of CNOOC Limited found and confirmed that the bottom hinged joint sleeve of the mooring leg of CNOOC Limited’s 102 FPSO (Floating Production, Storage and Offloading Unit) was worn out and therefore declining in efficacy (the mooring leg is the connector between the FPSO and the single point mooring unit; once it is out of work, the FPSO will drift), making it potentially dangerous. To ensure safe and environment-friendly production, the Company decided to free the FPSO ahead of schedule. Through the close and efficient cooperation of all departments, the application for the approval of the implementation of the project was submitted and a series of preparations, including the strategy-making, preparation, and review of construction plans and procedures, as well as material purchases were completed within a month. On November 3rd, the FPSO and the single point mooring unit were separated in only five hours, setting a new record for the shortest time used to free an FPSO and saving two more shipping days than what was expected in the original plan.

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Management of Contractors

In 2016, the Company further strengthened its institutionalized, standardized, and mandatory process control of contractor management, establishing a system for identifying and eliminating factors that were hidden dangers to contractors while supervising the implementation of the system. It reinforced the notification of technical explanations and safety risks of onsite operations which the employing unit gives to contractors. It strictly implemented the Interim Measures of CNOOC on the Accumulative Scoring of Safety and Environmental Protection Accidents of Contractors. By strengthening the equipment check, entrance education, personnel training, plan review, operation permit, and onsite supervision of contractors, and enhancing the field management of contractors’ operations, the Company controlled and reduced risks in operations. With the deeper implementation of the Guide of CNOOC on the Civilized and Safe Behaviors of Contractors, the quality of contractors’ employees was further improved. The Company continued to strengthen the work requirements for contractors, such as their HSE qualification review, HSE plan review, HSE management of onsite operations, and HSE performance summary. Based on an analysis on diving standards and requirements, the Company set up a diving contractor management information system and formulated the document Detailed Rules on the Safety Management of Diving Operations. In a management audit of 10 diving contractors, the Company inspected contractors’ onsite diving and emergency measures and included the inspection results in its inspection scoring system. The Company has commissioned professional third-party for safety technology audit, and has organized internal audit of safety management based on Rules on Helicopter Management. In 2016, we conducted safety technology reviews of 5 bases from 3 helicopter companies and 16 contractor helicopters, and safety management review of 5 bases and 14 contractor helicopters with relations with our business. Any problems found were resolved in a timely manner.

Building Emergency Response Capabilities

Based on hazard identification and risk analysis, CNOOC Limited continued to improve its emergency management mechanisms. In 2016, CNOOC Limited further refined the emergency management plan, integrated emergency management information systems, improved the ICS system, and strengthened emergency drills to improve the system’s risk mitigation and reduce the impact of emergencies to the greatest extent possible.

The Company promoted the improvement of regional emergency linkage mechanisms from within and outside the system. Within the system, the Company proposed the requirement to establish and improve a regional emergency coordination and linkage management mechanism in the Bohai, Zhanjiang, Huizhou, and Hainan regions, where most of its affiliated units are located. Currently, four bases have already basically established their emergency linkage mechanisms. Outside the system, the Company improved the collaborative system

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between CNOOC Limited, Sinopec and CNPC, participated in both the CNPC Leakage Emergency Drill of Oil Pipeline and the Emergency Linkage and Coordination Meeting of the Seventh Joint Defense Area to continue to promote and plan emergency linkage work.

In 2016, extreme weather arising from El Niño and La Niña, powerful typhoons and frequent flood disasters. The Company took active measures against these natural disasters. Analyzing at the changes in marine climate in recent years, the Company studied the evolution and scope of typhoons and adopted corresponding preventive measures. These included the adoption of early warning systems, weather tracking, notification systems, and emergency on-duty sites for emergencies. In 2016, the Company’s operations were affected by typhoons 13 times, each of which the Company addressed by promptly launching its emergency plan against typhoons. In accordance with its emergency response plan, the Company employed 779 helicopters and 62 ships and mobilized and demobilized 16,732 operators, leading to zero instances of personnel injury or casualties.

The Company attaches great importance to the security of overseas projects. By strengthening its business communication with international security and emergency rescue organizations (Control Risk, International SOS, etc.), the Company effectively promoted the establishment of work mechanisms for collecting overseas security information and releasing early warnings.

Joint maritime search&rescue and oil spill response exercise at Qinhuangdao 32-6 Oilfield.

On June 6th, 2016, the Qinhuangdao 32-6 Oilfield of CNOOC Limited held a joint maritime search&rescue and oil spill response exercise with seven agencies including the Tangshan Maritime Safety Administration, Tangshan Port&Shipping Administration, Tangshan Oceanic Administration, Tangshan Agriculture and Animal Husbandry Bureau, Tangshan Border Defense Branch, Tangshan Search and Rescue Center and Tangshan Jingtang Port Oil Spill Emergency Headquarters. Seven ships in total participated in the exercise, including three anchor handling towering supply (AHTS) vessels and four state-owned ships. The exercise lasted for over three hours and included various emergency response drills such as the search and rescue of a man overboard as well as the placement of emergency equipment, an oil containment boom and an oil skimmer during an oil spill.

Anti-terrorism emergency exercise in the western South China Sea.

On June 11th, 2016, an anti-terrorism exercise was held by the Weizhou Terminal, Weizhou Management Committee and armed border defense force in the western oilfield of the South China Sea. The simulation was one in which three unidentified people suspected to possess explosives entered the plant area in a car without receiving authorization. They were subdued when they tried to detonate the tank field. The exercise also included an investigation and defusing of the suspected explosives as well as the arrest of the suspects.

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4. Environmental Protection

Environment Management

Adhering to the development idea of a “green, low-carbon, clean, and circular economy,” CNOOC Limited has stepped up its efforts in the building of an “energy-saving and environment-friendly” enterprise. In accordance with management principles on the whole-process control, the Company continued to strengthen the whole-process environmental protection management of construction projects, integrating its environmental protection ideas into its daily production and operations. As a result, the Company effectively reduced environmental risks and hazards and realized the sustainable development of its enterprise and the environment.

In terms of the management of environmental standards, in 2016, based on the Environmental Impact Post-Assessment Guide, A Guide to Completing Offshore Pollution Control Records, A Well-practiced Guide for Solid Wastes, and so on, the Company strengthened the supervision and accountability of its environmental protection efforts and revised relevant regulations, including Detailed Rules on the Management of Environmental Impact Assessments of Offshore Oil and Gas Fields.

The Company further refined whole-process environmental protection management through continuous system improvements and management innovation. The Company further regulated environmental protection management behavior by strengthening and monitoring the key nodes of environmental protection with information-based efforts, carrying out targeted environmental protection supervision and ensuring the rectification of problems. The Company actively promoted environmental awareness to all its employees to ensure that they were capable of identifying risks, thus improving the Company’s level of environment compliance.

CNOOC Limited’s Whole-process Environmental Protection Management Flow Chart

Whole-process Environmental Protection Management	Pre-feasibility Study	Feasibility Study / ODP	Design	Construction	Trial Production	Production	Abandonment
Requirements of Environmental Protection Policies	Pre-assessment of Risks	Impact Assessment Report; Projects which feasibility study/ODP shall be authorized by the headquarters shall obtain environmental assessment approval before performing internal procedures.	Special Report; Implementation Program of Environmental Impact Assessment and Approval Requirements;	Management Program	Completion Acceptance Report; Environmental Protection Facilities	Post Evaluation	Impact Assessment

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		obtain environmental assessment approval before performing internal procedures.	Environmental Impact Change Report
Environmental Management Information System	Submitting Pre-assessment Report	Submitting Feasibility Study Report, ODP Report , Monthly Impact Assessment Report , internally Reviewed Report , Draft and Reporting Files of impact Assessment	Submitting project impact assessment draft for approval, approval documents, as well as impact assessment implementation program and change report	Submitting management program	Submitting documents of “three Simultaneous” application, environmental protection facilities calibration report, completion acceptance report and approval; turning projects with completion acceptance approvals into factories	Registering emission outlets, recording and reporting pollutant emission data; filling environmental supervision, clean production, personnel training, due diligence, work evaluation and monitoring plan in the system as per requirements	Submitting abandonment implementation program, abandonment impact assessment implementation report and approval, as well as environmental monitoring program
Environmental Management Requirements		"Three Wastes" Treatment Technology Management; Wastewater Up-to-standard Emission and Recycle Guidelines; Air Pollutant Treatment Technology Guidelines;	"Three Simultaneities" of Environmental Protection Design	Environmental Supervision in Construction Project	Environmental Protection Inspection before Trial Production; Environmental Protection Acceptance after Completion of	Pollutant Emission Monitoring	Environmental Monitoring Plan

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Solid Waste Treatment Technology Guidelines	Construction Project

Water Resources Management

CNOOC Limited is focused on improving the utilization efficiency of water resources, and is pushing for comprehensively strengthening of water resources management through stronger monitoring, technological innovation and transformation, and comprehensive sewage treatment.

In 2016, the Company continued to promote its water-saving management. Employee awareness of water crises and of the need for water conservation was improved through water-saving campaigns. The Company issued Detailed Rules on Water Conservation Management and adopted a series of measures for water conservation management and technologies. It also optimized production processes, which resulted in reduction in water consumption per unit product. In addition, the Company saved precious water resources via desalination of seawater. In 2016, the Company’s total fresh water consumption amounted to 1.879 million tons, fresh water consumption per oil and gas production unit was 0.0335 tons, and the annual water saving amounted to 113,000 tons.

Creating the Largest Water-Saving Terminal in Asia

Gaolan Terminal of CNOOC Limited, with a production area of 1.45 million m2, is the largest natural gas processing terminal in Asia. Given its unique geographical location, the plant in Gaolan Terminal requires a vast amount of water resources to ensure production safety. In the early stages of construction, the designer of the terminal gave full consideration to the recycling of surface water and designed a rainwater recovery system. However, as the backfill soil used for construction is mainly sea sand, the actual effect of the rainwater recovery system wasn’t as ideal as predicted.

To meet the plant’s immense demand for greening water, the technical personnel ingeniously made use of the fact that the terrain was surrounded on three sides by mountains that were formed after the main mountain was opened for stones in the early stages of the plant’s construction. They adopted a comprehensive plan on how to best utilize mountain spring water: by building dams and pools, and laying a pipe network. With this plan, the plant can recycle over 1,000 m3 of spring water every week, and that doubles during abundant rainfall seasons. The annual recycling amount can reach 50,000 m3, which fully supplies for daily water usage.

Through the combined use of the original rainwater collection system and the newly built mountain spring water collection system, the Gaolan Terminal now leads the industry in China in the comprehensive utilization of energy, rainwater recycling, and wastewater recycling. The terminal now produces “zero discharge” of wastewater. It has become the largest “water-saving” terminal in Asia.

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 Ecological Protection

A good ecological environment is an important guarantee that the Company makes in its efforts to acquire stable oil and gas resources and to achieve sustainable development. We have paid a lot of attention to protecting the ecological environment, to upholding our business concept of “energy conservation, environmental protection, and green, low-carbon emissions” during all production and operation activities. We have actively enhanced employees’ awareness of protecting the ecological environment, have vigorously promoted initiatives in ecological and environmental protection, have strengthened our efforts to restore the ecological environment, have conducted resource conservation and research, have maintained the environment’s biodiversity, and have done our best to mitigate damage to the ecological environment.

In 2016, the Company earnestly fulfilled the requirements outlined in the Measures for Environmental Protection Management During Production and Measures for the Accountability Management of Damages to the Ecological Environment, and strictly maintained the ecological “red line.” At the same time, the Company rolled out a broad range of ecological initiatives, including an environmental protection-themed publicity day that included employee engagement, tree planting, and fish releases. This helped protect the ecology of the area and fulfilled the Company’s social responsibilities. In 2016 the Company produced 20,101 tons of hazardous waste and 14,647 tons of harmless waste, consumed 114 tons of COD (“Chemical Oxygen Demand”), and discharged 2,460 tons of petroleum hydrocarbon, 9.5 tons of sulfur dioxide, and 199 tons of Nitrogen oxides.

Protecting Chinese White Dolphins Through Fish Release

On July 30th, 2016, the Shenzhen Branch of CNOOC Limited launched its fishery ecological protection campaign for the development of the Huizhou 25-8/Xijiang 24-3B and Panyu 10-2/5/8 oilfields in the Lingdingyang sea area on the Pearl River Mouth, the largest habitat of Chinese white dolphins. On that day, 510 scatophagus argus and some 1.3 million spagrus microcephalus fry swam into the sea. The Shenzhen Branch carried out two fish releases in 2016, releasing a total of over 20 million fish and shrimps.

Chinese white dolphins are a level-1 protected animal species in China, known as “giant pandas in the sea.” Densely covered with islands and reefs, the waters where the fish were released are good for the survival and growth of fish fry, which can effectively restore fishery resources and improve the living conditions of Chinese white dolphins. While exploiting the oil resources in the South China Sea, the Shenzhen Branch protected the marine ecological environment and marine fishery resources through the artificial propagation and release of fish.

The Strict Implementation of a New Environmental Protection Law; Continued Improvements in the Ecological Environment in the Sea Area of the Bohai Oilfields

In recent years, following the doctrine of “protecting the environment while exploiting it,”

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CNOOC Limited has strictly implemented the new Environmental Protection Law and adopted clean production practices in all aspects of its exploration and development processes. Currently the Company’s offshore platforms in Bohai have basically produced “zero discharge” of production wastewater and the quality of domestic wastewater discharged is close to the quality index of tap water. CNOOC Limited controls not only the discharge of wastewater but also the emission of oil, gas, and solid wastes. As such, it has gradually realized a better balance between the utilization and maintenance of the sea, and the sea areas where its oilfields are located have gradually become “playgrounds” and “harbors” for marine creatures.

Additionally, CNOOC Limited has increased its fish release efforts. Recently, the Company released a total of about 500 million marine creatures and built several hundred artificial reefs in Bohai. As a result, the marine ecological environment around the oilfields has continued to improve and has even attracted leopard seals, an endangered species that had left the area because the sea failed to meet their highly required standards for water quality and noise levels, to visit the Bohai Bay frequently. Today, CNOOC Limited has taken the leopard seals into its logistic considerations, convening in sea areas where leopard seals don’t visit often so that leopard seals can enjoy a happy visit.

“Smiling angels” come to Penglai Oilfield

Cowfish have long been known as “smiling angels”. They are usually seen in the waters where salt water and fresh water meet and have a very high requirement on water quality. During the Spring Festival, cowfish are frequently seen in the area of Penglai Offshore Oilfield, bringing a big surprise to offshore staff and making them proud of their achievements in environmental protection.

Since having obtained the operation right in the area of Penglai Offshore Oilfield in 2014, the Company has strengthened protection and improvement of the marine environment. On the one hand, there is strict control and detailed classification of waste management and all the wastes must be transported to the land for qualified processing units for processing; on the other hand, close attention has been paid to domestic wastewater discharged into the sea and there are regular tests to guarantee up-to-standard discharge. In 2015, the Oilfield also coordinated with State Oceanic Administration (SOA) with the marine ecological restoration project. Meanwhile, the Company always lays emphasis on staff training to strengthen their environmental consciousness and make them enthusiastic about environmental protection. Finally, our effort is repaid with clean marine ecological environment, and the coming of cowfish is the best praise for us.

5. Response to Climate Change

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Climate change has become a noticeable issue in society today which cannot be ignored. To address this issue, CNOOC Limited is following closely national policies on carbon trade and energy conservation and emission reduction, and actively exploring effective approaches to cut greenhouse gas emissions.

Energy Conservation

As an enterprise in energy production and supply, CNOOC not only endeavors to supply adequate clean energy for social development but also consistently implements energy conservation efforts in all facets of its corporate production and operation businesses. The Company has constantly improved its systems and mechanisms for energy conservation, formed a set of complete management systems for energy conservation, and incorporated them into its corporate risk management and control system. The Company attaches great importance to the management and control of energy conservation efforts, carried out strict evaluations and examinations of energy conservation in new, revision, and expansion projects, and has ensured that the newly implemented projects reach an advanced level. At the same time, the Company has continued to adopt such measures as intensifying fine management, optimizing process, and production operations, and conducting reforms in energy-conserving technologies. In 2016, the comprehensive energy consumption per unit of oil and gas production was 0.0470 tons of standard coal, and the amount of energy conservation was 159,000 tons of standard coal. Meanwhile, the Company actively participated in green energy saving initiatives, and encouraged employees to go out on green trips, to consume in a green way, and constantly boosting their knowledge and awareness of environmental protection.

Gas recycling and the power generation project of the Huizhou 19-2 Platform

On September 1st, 2016, Huizhou 19-2 Platform was installed with a set of natural gas pretreatment devices and 2 sets (ten pieces in total) of micro-turbine generators with a total power of 2,000 kW, for the purpose of recycling the associated gas (that used to be flared) by recovering it for power generation. Created with an investment totaling RMB34,959,100, they can spare a single main generator in the original power grid and recycle natural gas spanning 4.5 million cubic meters with RMB7.3 million every year. This project is the first application of micro-turbine power-generating technology on flare gas in China’s offshore platform, a task with multiple benefits, like increasing platform productivity, lengthening the economic life of oil and gas fields, and recycling gases and reducing emissions.

Main Energy Consumption

	Unit	2013	2014	2015	2016
Crude Oil	10,000 tons	24.55	24.31	30.76	31.39
Natural Gas	100 million cubic meters	14.37	15.52	17.32	17.32
Diesel	10,000 tons	4.58	3.41	2.70	2.51
Electricity	100 million kWH	0.81	1.12	1.46	1.32

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Meeting Energy Saving Targets

Index	Unit	2013	2014	2015	2016
Energy Saving Targets	Ton Standard Coal	73,450	80,806	78,998	86,952
Energy Saving Actuals	Ton Standard Coal	125,461	124,320	130,196	159,416

Emissions Reduction

Premised upon “green development and low-carbon innovation,” CNOOC has always advocated a green and low-carbon style of production, life, and consumption. As such, CNOOC controls the energy consumption of new projects from the source, deeply digs into the energy-saving potential of its facilities, makes plans for regional energy allocation as a whole, continuously inputs special funds, and promotes energy conservation and emission reduction by virtue of technical progress; it also carries out energy conservation and emission reduction work in the various facets of its business, like production, product circulation, and consumption through management information systems for energy conservation and emission reduction.

In 2016, as required by the new Environmental Protection Law, the Company looked into 50 incidents of environmental risk and tracked their supervision, assigning tasks to the accountability units and persons in charge, limiting the time for rectification, and establishing a monthly tracking and feedback mechanism. In order to meet the standards and requirements of national and local petroleum refining and petrochemical pollution emission rules before July of 2017, the Company continued to formulate and revise rules and regulations with regard to environmental protection, and formulated Implementation Plan for CNOOC VOCs Rectification. Additionally, it upgraded and transformed emissions reduction programs and pollutant-treatment facilities in accordance with its principle of “standard compliance comes first” to ensure compliance with rules dictating the discharge of pollutants.

Protecting the environment through strict laws

In order to take full advantage of information technology, CNOOC Limited began to build an environmental protection management information platform in 2011 to store all project-related data. Such data includes feasibility study reports, EIA reports and government examinations and approvals into this system in modularized form, with administrators needing to only log into the system to look up historical data, input data, and supervise the work, which largely reduced the workload of grassroots units and guaranteed data reliability. The application of information systems transformed CNOOC Limited’s pollution emission management work from a traditional management mode of distributing the indicators

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proportionally from the highest organizations down to the grassroots units into overall scientific statistics from bottom to top. For example, in order to determine the emission of each unit, the traditional method distributed the indicators proportionally, arranging them according to the percentage required by the emission of each unit in the previous year, which was easy to manage but difficult to realize. Fortunately, the new method comprehensively considers the historical monitoring data of each drain outlet, so as to guarantee a more precise and scientific management of the Company’s pollution emission.

Carbon Management

The Paris Agreement officially came into effect on November 4th 2016, with the carbon trading market set to be put into operation in 2017. CNOOC Limited will proactively face new policies and new situations, organizing thorough carbon examinations in accordance with the 24 newly released regulations.

In 2016, the total CO2 emissions of the Company were 7,095,695 tons, of which the total amount of direct GHG emissions (scope I) was 6,735,400 tons, accounting for 94.9%. The total amount of indirect GHG emissions (scope II) was 360,295 tons, accounting for 5.1%. The amount of CO2 emission from production of oil and gas per ton was 0.12 tons.

The steady promotion of research on carbon emission reduction technologies.

CNOOC Limited has placed particular emphasis on greenhouse gas (such as CO2) emission reduction and has established an energy conservation and emission reduction center as well as other organizations for research on CO2 emission reduction and related technologies. In 2016, CNOOC Limited focused tirelessly on the development of carbon capture, utilization and storage (CCUS) technology and actively promoted a tracking study on CO2 capture and transportation, CO2 flooding, geological storage and CO2 chemical utilization technologies..

Increase Supply of Clean Energy

As the issue of climate change gains more weight in the international community, the influence of the Paris Agreement will gradually expand. As such, it looks like the pursuit of green and environment practices is here to stay. Natural gas development and exploration is one of the Company’s three development strategies. In 2016, the Company continually developed regular natural gas business. In the western South China Sea, the Company successfully appraised Lingshui 25-1 gas field and made breakthroughs in the deep gas exploration of Southeast Hainan Basin. As at the end of 2016, the Company’s net proven natural gas reserves reached 8,060 billion cubic feet. It now supplies 1,276 million cubic feet of natural gas per day to society.

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VIII. Care for Employees

Employees serve as a steady stream of power for enterprise development and constitute the basis for continuous growth of the Company. Each bit of CNOOC Limited’s growth is closely connected with the hard work of CNOOC Limited’s employees often occurring behind-the-scenes. At CNOOC Limited, we cherish our employees and pay attention to their needs in order to create a favorable working environment for them and help them with their career growth. We invest in and create a happy working environment for our staff, striving to promote a healthy lifestyle and work-life balance.

To the end of 2016, we had 19,436 employees, with 15,279 in Beijing, Tianjin, Shenzhen, Shanghai, Zhanjiang and other cities in China, while 4,157 were located in several other countries and regions. The employee turnover rate in 2016 was 2.5%.

1. Employment Policies

CNOOC Limited respects the basic human rights all employees are entitled to in accordance with the laws in each jurisdiction. The Company also respects employees’ values, personalities, and privacy under different cultural backgrounds.

In China, CNOOC Limited acts in strict compliance with the Labor Law of the People’s Republic of China and Law of the People’s Republic of China on Employment Contracts, and safeguards all employee rights and interests. Overseas, the Company abides strictly by relevant laws and regulations, conscientiously adhering to international conventions sanctioned by the Chinese government and respects the legitimate rights and interests of all employees.

The Company has a diversified talent pool with no discrimination in terms of, among other things, gender, nationality, marital status, religion, or being hepatitis B virus carriers. We insist on giving fair and equal treatment in our recruitment, training, promotion, and compensation regardless of race, nationality, religion, gender, age, marital status and other legal privileges of an employee.

All employees enter into employment contracts with the Company on an equal and voluntary basis. The Company conforms stringently to labor laws, opposing any forms of inhumane treatment, and strictly abiding by the relevant stipulations on salary, overtime, and statutory benefits. The Company prohibits both child labor (anybody under 16) and forced or compulsory labor. The youngest employees are currently 18. There is absolutely no coercion of employees to serve the enterprise.

CNOOC Limited adheres to gender equality. The Company actively encourages the hiring of

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female employees and has developed training and education for females in management positions. In addition, the Company has organized various activities geared towards female employees, encouraging their active participation. As at the end of 2016, there were 2,514 female employees, of which 111 were middle and senior level managers.

Dialogues with CNOOC Limited’s “woman flowers”

“I switched my post in 2003 and started from the operational level, which gave me the opportunity to systematically learn much professional knowledge. I was finally able to undertake the task of reserve estimations independently in 2005. The Company also gave me a platform and the opportunity to demonstrate my professional skills in other capacities. I did my best and received recognition from experts. This work experience gave me a great sense of achievement.”

——Yang Yan, Deputy Manager of Reserve Comprehensive Research Project Team, Research Institute of the Zhanjiang Branch.

“It’s not easy to balance life and work since I have to go to the sea quite often. But I am always trying to cultivate my child’s sense of pride for the work I do. Once, my child pointed to a filling station and said proudly, ‘my Papa and Mama dug them out!’ My eyes were filled with tears at that moment.”

——Wang Jiuxia, Senior Supervisor of Instrument Control in the Maintenance Department of Huizhou Oilfield, Shenzhen Branch

2. Employee Rights and Interests

CNOOC Limited endeavors to create an open, transparent, and equitable environment. It adheres to people-oriented, caring principles and values, and protects the legitimate rights and interests of its employees.

The Company strives to offer employees competitive compensation packages by gradually implementing the normal salary increase and allocation system that is consistent with the market. The Company’s allocation system, which continues to emphasize the field employees, is closely associated with employees’ advantages, values and contributions. A pay mechanism that links employee incomes to Company profit growth has also been adopted, ensuring employees benefit from the Company’s ongoing development.

The Company has also built a comprehensive and effective social security system, which brings employees under various social insurance programs as well as a variety of supplementary insurance schemes. Aside from the five basic social insurance programs — pension, healthcare, employment injury, unemployment, and maternity — CNOOC Limited also provides employees with personal accident insurance, commercial supplementary medical insurance, and non-adult children supplementary medical insurance. It also provides employees with company annuity and housing subsidies. The Company takes measures to

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help employees find an appropriate work-life balance. For example, it offers employees paid annual vacation or home leave, encourages employees to take therapeutic leave and grants a one-time settlement subsidy or comprehensive allowance to help migrant employees with their relocation. It has dedicated special “mommy’s caring rooms” for women planning a pregnancy, those already pregnant, or nursing mothers to help keep them safe, healthy, and happy.

The Company respects and supports the freedom of its employees to socialize, gather, and join Labor Unions in accordance with the law. Guided by the Trade Union Law of the People’s Republic of China, the Company has established Labor Unions, which have the responsibility and obligation to protect employees’ legitimate rights and interests as well as to monitor the Company’s fulfillment of its responsibilities. Labor Unions also oversee all operational activities related to employee benefits and communicate with the Company on behalf of its members. The Company follows the Labor Contract Management Rules and other management systems based on practical situations, and oversees their implementation within the Company. It also maintains close contact with legal departments and labor union organizations to jointly guarantee employees’ legal interests.

The Company also fulfills its responsibilities to employees in overseas operations, ensuring they have a safe and comfortable work environment and appropriate benefits.

Workplace Inclusiveness in CNOOC Southeast Asia Limited

Indonesia is an incredibly religious country. In order to show respect to local employees’ religious beliefs, the Company financially aids Muslim employees, selecting representatives to go to Mecca for a pilgrimage every year, helping local communities repair Mosques, and donating sacrificial offerings at Id al-Adjha. The Company pays attention to the patriotism of local employees and holds the ceremony of raising the national flag for employees at Pabelokan Island and on the Company’s main ships on Indonesia’s Independence Day every year. The Company also shows respect to local employees and their culture by engaging in practical actions and trying hard to build an atmosphere of multicultural unity and inclusiveness, which is widely acknowledged by employees.

3. Employee Development

Career Growth

CNOOC Limited has always upheld a “people-oriented” principle and strives to provide opportunities and pathways for the career advancement of employees. Based on different professional groups and job characteristics, the Company has identified three streams for talent cultivation systems — management (M rank), technology (T rank) and work (W rank) — which provide career development paths suitable for each employee. The Company has refined its professional title management system and talent assessment practices. It has also created a five-year plan involving various projects in order to develop talent.

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In 2016, an employee was selected to the lead talented individuals in engaging in scientific and technological innovation for the “Ten Thousand Talent Program.” Fourteen were recommended as candidates for nationally recommended special government allowances, 2 were selected as national technical experts, 24 acquired professor-level senior professional technical qualifications, and 248 acquired senior professional technical qualifications. During the reporting period, the Company organized and offered internal professional qualifications and training courses for employees in: exploration supervision, underground operations, and well-completion supervision. Some 49 employees earned qualifications for exploration operations, underground operations, and well-completion supervision, as well as certificates for project management.

Promoting the Cultivation of Young Technical Talents

In 2016, we established cultivation and employment mechanisms for young talents. We increased training efforts, and created opportunities for exchange, to vigorously promote the training and cultivation of young talents in science and technology. We have equipped the first batch of 68 young talents with two tutors, one from the unit they are working for and the other from other units within the system. We enhanced the quality of training and organized two periods of scientific and technological talent training to promote professional knowledge along with scientific and humanistic qualities Simultaneously, we worked towards strengthening their acquisition of new theories, new knowledge, new technologies, and new methods, cultivating their ability to think more innovatively. We held a young talent forum for 5 professions, covering such topics as exploration, development, well-completion and general engineering. More than 100 young talents and young representatives from each unit participated. This provided a platform for young talents to demonstrate their skill levels and to have technical exchanges while also helping them to further develop their ideas, expand their horizons, and gain experience.

Employee Training

Guided by the Annual Plan for Key Training Programs, the Company’s training courses continued to focus on key specialties and critical roles. In 2016, 40 core training programs and projects involving 1,680 attendees were completed. The Company continued to improve its knowledge management systems and training resource management systems. 40 courses with CNOOC characteristics and 10 excellent CNOOC lecturers were selected from “CNOOC Good Course and Excellent Lecturer Contest”.

The Company continued to encourage certification of professional skills and further increased the proportion of experienced professionals. In 2016, a total of 3,020 employees received certifications. Currently, the Company has 3,916 employees with titles of senior worker or higher and 668 technicians and senior technicians, accounting for 64.74% and 11.04% of the total technical workforce respectively.

Years	Total Training Sessions	Number of training Participated	Total Training Hours	Total Training Hours per Person

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2016	18,077	204,653	920,576	64
2015	18,423	225,521	1,151,930	97
2014	20,602	272,873	1,502,339	110

Carrying out the “CNOOC Good Courses, Excellent Lecturer Contest”

On August 26th, 2016, we started training for the “CNOOC Good Course and Excellent Lecturer Contest”. The activity lasted for 4 months, and staff across all levels actively participated. A total of 1,009 course proposals were submitted, including 20 lecture courses and 20 micro-courses, which were awarded the title of “Top 40 Excellent Courses”. These were advertised on video screens in the Company’s buildings and elevators, receiving favorable feedback. Through this activity, attendees shared their knowledge on several subject matters, Consequently, the session helped to cultivate more knowledge sharing amongst participants, and helped the Company to advance quality and efficiency while also establishing a platform for the discovery and cultivation of talent.

Carrying out the Annual Inspection of, and Certification Training on, Solar Turbines

In May of 2016, 13 front-line employees from development and production-related professions were selected and sent to Malaysia to carry out the annual inspection of, and certification training on, solar turbines. The team learned how to conduct endoscopies on turbine generators, how to disassemble and replace the main parts, how to conduct fault diagnoses and analyses, and how to conduct practical operations and tests. All 13 employees passed the examination and gained the qualification certificate for annual inspection, thus further improving the professional maintenance capacity of the solar turbine generator team. After training, students put forward many implementation suggestions, which aided in finding solutions for operational problems and in finding ways to practically reduce maintenance costs.

“Top Doctors” rooted in oilfields

“It is our mission to increase the reserves and production of oilfields and to keep their vitality strong,” Says Zhang Jian, Deputy Director of the State Key Laboratory of Offshore Oil Exploitation. Mr. Zhang leads his team in developing EOR technology by means of polymer flooding, which is akin to a “sharp sword” used to enhance oil recovery. Through years of hard work in oilfields, his team is extremely adept at estimating oilfield production needs, how to communicate with field staff, and how to deal with contradictions. In essence, to use an analogy, they function as “doctors” in the oilfields who “diagnose” the oilfield to determine how to increase reserves and production. They are generally inspired by daily life, such as the growth of trees, mill grilling in countryside, and casting nets for fishing, and combine with their basic knowledge concepts and theories to conduct innovation research and achieve breakthroughs via exchanges and tests.

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Feature: The Growth and Perseverance of CNOOC Employees

CNOOC employees always have respect and veneration for their career. We aim to repay this with continuous professional vocational training, helping employees with scientific career planning, and offering a wide vocational platform.

Overcoming Difficulties and Growing Up

On December 8th, 2016, the 13th National Commendation Meeting of High- Skilled Talents was held in Beijing. Chen Keying, an employee from the Zhanjiang Branch of CNOOC Limited won the title of “National Technical Expert.” Chen joined the Zhanjiang Branch after graduating and participated in craft knowledge training on top of the induction training required for his own post. In addition to enriching his knowledge, he also works hard to hone his skills, embodying the idiom “one swallow doesn’t make a spring.” He also passes on what he has learnt to others. He goes to the Training Center to the west of the South China Sea as a lecturer whenever he is on holiday. To date, he has taught over 400 hours overall.

Post-80s Tech Geek

36-years old Li Shiyuan has an amazing résumé – he has been a national technical expert, an auditing expert of question banks for skill identification at the Head Office, a training instructor for new employees, a skill identification judge, and a senior technician and maintenance supervisor for Suizhong 36-1B Platform. Li loves learning and studies intensively. For instance, in order to completely master the wellhead control panel, he carefully read up the English version of wellhead data and thoroughly inspected the replacement parts, even studying them by blowing on them. In the eyes of his colleagues, he treats the platform as his home and works diligently and conscientiously and never wastes a single component. Setting himself as an example to others, he silently influences and inspires everyone around him by doing his part to the best of his abilities for the sake of the development of CNOOC Limited!

Cultivating International Talent

In 2016, we closely worked with the international talent planning of the Five-year Plan and formulated a cultivation and exchange program for dispatched employees. Guided by the goals of the international talent planning, we established cultivation indicators to guarantee its implementation. Specific to dispatched employees and domestic business backbones, we enacted various implementation methods, such as overseas work shift cultivation, short-term technical exchanges, overseas degree training, and on-the-job training at our international energy company to comprehensively reach our dispatched employees. We paid special attention to the management of overseas dispatched employees and the domestic support team for overseas business, and managed international and local employees via affiliated units and overseas organizations. We also tracked and evaluated the implementation effectiveness of our newly revised overseas HR management methods, analyzing problems and improving the methods to satisfy the differential HR management demands of overseas businesses.

We continue to implement programs of international talent selection, cultivation, and assessment methods, and have formulated international talent evaluation standards, training courses, assessments, certification systems, and question banks for the assessment at the Head

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Office level. We also continue to dispatch 30 employees to Canada to have long-term and short-term talent exchanges, to cultivate international talents, and to promote integration.

In addition, promoting the localization of overseas employees is part of the Company’s strategy for cultivating international talent. CNOOC Southeast Asia has attracted a large number of local professionals by means of external employment, continuously strengthening its technical team and providing a career promotion channel for outstanding employees. It selected a batch of high-quality Indonesian employees to hold senior management posts such as senior manager of purchasing, senior manager of integrated affairs, and PR and senior manager of development. This is all a reflection of the Company’s attempt to cultivate talent amongst local employees. By the end of November 2016, the total number of direct employees of CNOOC Southeast Asia was 180, of which 17 were Chinese and 163 were local, making the localization ratio over 90%.

CNOOC Iraq’s Promotion of Employee Diversity

CNOOC Iraq is composed of 4 categories of employees: CNOOC’s dispatched employees, employees dispatched from Missan Oil, Iraqi employees from cooperative agencies, and third-nationality employees. From 2012 to 2016, the Company actively facilitated local employee cultivation and development, with 2,800 students trained over a total of 152,376 hours, covering everything from basic English and computer courses to key production, maintenance, and HSE management trainings, all of which were related to oilfield operation. The number of students trained increased from 100 a year at the very beginning to nearly 1,000 a year. These training sessions improved the skills and qualities of local employees, increased the Company’s cohesiveness, and laid the foundation for safety production.

Nexen: Focusing on Talent Development, Performing Employer’s Responsibility

Facilitating diversified career growth opportunities of employees has been one of the top priorities for Nexen in 2016. Through various talent cultivation programs, Nexen provided opportunities for employees to explore their potential and take their careers to the next level.

Nexen paid attention to employees’ leadership development, formulating plans for management-level employees to promote their abilities in the technical or scientific management fields. It also carried out talent exchanges to provide employees with short-term occupational experiences in China.

In addition, Nexen also placed emphasis on individuals’ career development potentials and customized scientific career cultivation plans for employees with different work backgrounds. This was to tap into their leadership potential and the promotion of the managerial employees' career development in the oil and natural gas industry.

Nexen supply chain team won the Industrial Excellence Award

In 2016, Nexen supply chain team actively participated in Oil&Gas UK’s Share Fair and won the Industrial Excellence Award. Nexen employees from various departments spoke at the meeting and discussed with 48 supplier representatives potential opportunities for cooperation

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at the exchange symposium. Granville Clutterbuck, the manager of the Company’s supply chain said: “Share Fair is a fantastic event, and a great opportunity for Nexen to directly engage with the supply chain industry. Every time we participate we pick up some good leads for products and services, which have the potential to positively impact Nexen’s operations. This reflects the hard work and diligence of the team and is testament to the way that Nexen manages its supply chain operations.”

4. Employee Health

CNOOC Limited remains committed to occupational health. Various measures have been taken to guarantee employees’ physical and mental health, while the Company has continued to improve its occupational health management system. It has also endeavored to improve its working and to facilitate health promotion. During the year, the Company carried out occupational hazard pre-evaluations in construction projects, completed occupational hazard protection facilities, and worked on continuously improving its workplace occupational health management and implementing all-round occupational health monitoring. In 2016, the coverage of regular checks on occupational hazards in the workplace achieved 100% and that of the occupational health examination rate was also 100%. The Company encourages each unit to apply its occupational health management system to prioritize the occupational hazards for operation posts, to determine what the key posts are in each unit for occupational hazard control and to implement effective control measures. In addition, the Company carried out an “occupational health Q&A” through the WeChat platform to promote occupational health knowledge to the entire group.

The Company pays attention to employees’ physical and mental health. It facilitates occupational health promotion. Health promotion has expanded from land employees to offshore front-line employees through the “health throughout CNOOC” whole-staff health promotion management system, which has been very well-received. We pay attention to employees’ mental health, facilitate mental pressure management and mental health service for the employees, and advocate that our employees “work happily and live healthily”. By the end of 2016, the Company had provided pressure management services for 68 offshore and land work units, benefiting over 7,000 employees.

New “Power” for the CNOOC Leisurely Life Volunteer App

In 2016, the “Blue Power” CNOOC Leisurely Life Volunteer App (a mobile app) was officially launched. By taking advantage of the acquaintances and social circles established in social media, it establishes a volunteer supply-demand exchange platform between former off-shore employees (“on vocation”) and current offshore employees. Xu Xu, the Secretary of the Youth League Committee from the Bohai Company, said: “We expect to form a kind of mutually beneficial and helpful interaction among employees offshore to help them in discarding their worries after being offshore.” Aimed at these employees’ experiencing difficulties in love, communication with family, and training after going back home,

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“CNOOC Media” opened online “micro-services” like “CNOOC Parent-Child,” “CNOOC Magpie Bridge,” and “CNOOC Micro-Course,” which helped them live their time “on vacation” to the best of their abilities. The information and services these employees want and need reduces their mental distance from the enterprise, increases their sense of belonging and satisfaction, and makes the “small employee home” online gradually become a “big class” with which to enrich and unite themselves.

Employees’ Well-being is our Responsibility

In recent years, young employees under the age of 35 in the Bohai Oilfield have made up 70% of the work force, and their happiness in love and marriage has always been something that CNOOC Bohai Petroleum Administration has concerned itself about. However, due to the particular characteristics of offshore work, there are numerous difficulties. On May 4th, 2016, at the “Avenue of Stars” between the bluish white archway and Greek aisle column in the Entertainment Center for Aged People of the Coastal Club of Bohai Petroleum, 22 pairs of new couples got married and made their lifetime vows. More than half of them were offshore front-line employees and were filled with enthusiasm and devotion for CNOOC Limited undertakings. As the chief witness, Deputy General Manager said, “The more difficult a period we find ourselves in, the more we should increase our workers’ sense of fulfillment by increasing the spiritual value of their work.”

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IX. Social Contributions

The relationship between enterprise and society is analogous to the “root&branch.” CNOOC Limited proactively engages in public welfare programs and extensively participates in community building. The Company works hard to share its resources with community and benefits society with its development.

In 2016, CNOOC Limited and its affiliated units continued to use their resources for education aid, medical treatment, hygiene, marine rescue, ocean protection, and the improvement of the working and living conditions of local residents. Moreover, the Company promoted community development by safeguarding community security and fostering a harmonious environment. In recent years, by carrying out a series of projects in science, education, culture, health, sports and community building, CNOOC Limited and its affiliated units have helped to create a harmonious society and provide benefits to the people, thereby fulfill its commitment to provide service to society.

1.	Economic Contribution

To CNOOC Limited, proactive contributions to economic and social development in the places where it operates is an important responsibility.

In 2016, the Company’s oil and gas sales revenue was RMB121.3 billion with a net profit of RMB0.64 billion. Over the past four years, the Company's all-in cost has dropped to USD34.67 per BOE in 2016, which is 12.9% less on a YoY basis. The operating expenses per BOE have significantly declined by 37.8%, which is at the same level previously when it was USD7 only.

In 2016, the Company’s tax payments amounted to RMB23.746 billion, among which tax payments in China and overseas were RMB19.814 billion and RMB3.932 billion respectively. These tax payments have greatly support the development of the local economy and community.

2.	Marine Rescue

While ensuring its own safety, CNOOC Limited’s offshore operations is committed to contributing to humanitarian efforts and fulfilling social responsibilities by taking part in maritime rescue and relief efforts. In 2016, the Company participated in 35 maritime search and rescue, assistance actions, dispatching 43 ships, employing 5 helicopters, rescuing 64 persons, and salvaging 2 sets of scientific research instruments. An affiliated unit of CNOOC

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Limited was recognized with 3 awards in 2016, namely the “Advanced Collective in Maritime Search and Rescue” by Zhoushan City; the “Advanced Unit in Search and Rescue” by the Tangshan Maritime Search and Rescue Center; and the “2016 Advanced Unit in Maritime Search and Rescue in Beihai” by the Beihai Maritime Search and Rescue Center.

On February 16th, an operational ship located at the periphery of Sanya Nanshan Cargo Berth caught fire about 100m out, and needed urgent help. “HYSY 606” arrived at the site immediately and coordinated with subsequent ships that arrived to launch the fire-fighting equipment and exterminate the fire by using a high-pressure fire-fighting lance. As a result, the fire was controlled and there were no casualties in the incident.

On August 19th, Typhoon “DIANMU” caused services for all passenger ferries at Weizhou Island to be suspended. Due to limited medical resources on the island, an older woman who had ectopic pregnancy was in critical danger because she could not go to Beihai for timely treatment. Zhanjiang Branch authorized the “Deao” Ship to go to Weizhou Island and fetch the critically sick woman to Beihai in the middle of the Typhoon signal 7-8 conditions. Sailing non-stop, the ship arrived at Beihai Passenger Port and the pregnant women was taken by the awaiting ambulance to Beihai People’s Hospital and successfully treated.

On September 27th, cargo ship “Manfeng 36918” was at sea surrounding Hutou Island, in Dongtou of Wenzhou, when its steering engine broke down. Preparing for No.17 Typhoon “Megi,” the ship had released its anchor as the 5 Taiwanese seamen aboard began calling for rescue. The emergency “Huaao” Ship from the Shanghai Branch arrived at the site immediately and stabilized both the ship and calmed the seamen, taking appropriate measures to combat the typhoon in a timely manner, a task that saved precious time as they waited for the ship to be rescued. At 19:30 on the 27th high-power professional rescue ship “Donghai Rescue 111” and other ships arrived at the site in succession and rescued the cargo ship and the seamen from danger.

On October 3rd, 30 tourists were stranded without accommodation at the Volcano National Geopark of Weizhou Island for help. The Weizhou Terminal of the Zhanjiang Branch immediately traveled there on its own bus and prepared 8 dormitory rooms to give the tourists a comfortable and enjoyable trip in Weizhou Island.

On October 22nd, environmental protection ship “HYSY 230” from CNOOC Limited received an emergency notice from the Huludao Marine Office about a fishing boat with 4 fishermen aboard that had lost power and was in danger. The environmental protection ship hurried to the site despite the 7-8th marine wind scale. To ensure that the fishing boat would not fall apart from colliding with anything, the seamen held the heaving lines and threw them at the fishing boat with all their strength. After 6 attempts, they finally managed to throw the life-saving appliance to the fishing boat. On the same afternoon, the 4 fishermen were all rescued. Receiving ginger tea, blankets, and medicines from the rescue ship, the fishermen were incredibly moved and grateful, saying, “Thank you so much for saving us. We would have died at sea without you.”

On October 26th, the emergency duty room of the Zhanjiang Branch of CNOOC Limited received a notice for help from the Search and Rescue Center of the Hainan province, requesting them to send a ship to rescue fishing boat on fire nearby. The Zhanjiang Branch

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immediately ordered the leased operational ship to go to the site. It communicated with the fishing boat and help put out the fire by the stern berthing technique. The fire was eventually put out after a whole night of rescue operations.

3.	Public Welfare

In 2016, CNOOC Limited made revisions to the membership of both its Charity Committee and its offices, as well its policy Charity Management Measures, clear defining the responsibilities, approval authority, implementation of acceptance, and other requirements of the Company’s charity work. This is to make the Company’s charity management more standardized, procedural, and institutionalized, and aims to ensure the effective implementation of charity projects.

Education Aid

In 2006, Ying Yerong, the Chief CNOOC Representative of JHN Oil Operation Company’s joint committee (the predecessor of Lufeng Oilfield Operation Area), was shocked when he first saw the ramshackle classrooms where the children studied in the mountainside in Guizhou Province. Since then, Lufeng Oilfield’s staff have helped the primary school in the remote mountainside for 10 years, setting up school buildings, libraries, and computer rooms. In addition, one employee was paired with one poor student. To date, more than 2,000 students have moved up from Changpo Primary School to enter higher education under this one-to-one mentoring approach.

In April of 2016, the Lufeng Oilfield Operation Area organized a “Donation for Love and Dreams” initiative, collecting more than 730 books and over RMB 12,000. The Operation Area staff worked out a curriculum covering hot news, corporate culture, hobbies, etc., and completed six sessions of volunteer teaching, during which they also trained local teachers the use of multimedia in teaching.

Over the past decade, CNOOC Southeast Asia Limited has been fully committed to community responsibility since its inception. In Indonesia, the Company has continuously promoted culturally-sensitive communication between the two countries and the building of the CNOOC brand. In order to help senior high level-3 school students in the Thousand Island, in March of 2016, the Company cooperated with local high schools to provide career guidance and psychological counseling for 278 local students who were going to take the college entrance examination. They shared with students the transformative power of education and their future in universities, and inspired them to study hard to get good results. Additionally, the Company funded the re-education of 60 primary and junior-high school teachers in the area to improve their computer and IT skills.

Community Building

In China, CNOOC Limited has been carrying out poverty alleviation projects in various places. By fully mobilizing enterprises, the government, staff volunteers, and other resources,

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and utilizing its own unique advantages, these projects have helped less economically developed areas to speed up their development and improve the livelihood of local residents.

The Shenzhen Branch initiated a 3-year poverty alleviation initiative

In 2016, the CNOOC Shenzhen Branch started a new round of poverty alleviation initiatives, sending a 3-member working group to be stationed in Gaoluo Village, Dahu Town, Haifeng County, Shanwei City, and the Guangdong Province to support poverty alleviation. The goal was to “increase the per capita disposable income of poor households with and residents with working ability in Gaoluo village to more than RMB7,365 and RMB9,820 respectively by the end of 2018.” Through the active implementation of industry-based and employment-based poverty alleviation, it established a long-term mechanism of sustained and stable income. We aim to invest in infrastructure to better the living standards, the development, and the security of the people. We plan to conduct poverty alleviation via education assistance and technology to improve the overall quality and self-development capacity of villagers. We will carry out housing-related initiatives to improve their living standards, and also promote a cultural image construction to enhance the image of the villages.

In 2016, we launched poverty alleviation projects involving planting and breeding via ecological efforts, aquaculture, beautiful countryside infrastructure, education assistance, and training, making a total investment of nearly RMB1 million.

Young staff conducted a survey for poverty alleviation in a village

From June 3rd to June 4th, 2016, the youth league committee of the Shenzhen Branch sent young staff to Gaoluo Village, Dahu Town, Haifeng County to conduct a survey of 82 poor households in the village and create records to be used as first-hand data for a new round of the branch’s poverty alleviation efforts. Divided into eight groups and guided by village cadres, 18 volunteers went to these households to conduct surveys and gather data. In each household, they talked to villagers patiently, discussed matters about the household, asking questions regarding family members, housing, children’s schooling, farm work, living conditions, and more. They used this information to make detailed records and used phones to take pictures of the conditions inside and outside the visited house.

“Looking at the buzzing fan and listening to the low-income household members talk about spending money on medical and chemotherapy fees that go up to tens of thousands of yuan, we felt particularly sad. When we left, the head of household walked a long way with us, repeatedly saying that they believe in us and in CNOOC.” When volunteer Yang Liuxin recalled his survey of households in Gaoluo Village, his heart was heavy but also full of hope.

At the same time, our overseas companies focus on communicating with local communities, actively helping them to improve economic innovation and enhancing the living standards of local residents.

Concerned with community communication, CNOOC Uganda Limited set up a community

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relations working group. Through daily communication, regular visits, special communication meetings, the joint activities of partners, advisory committee meetings, etc., the company shared information with the community, actively responded to the community’s views, complaints, and suggestions, and promoted community relations management. During this period, the company, in accordance with the requirements of the environmental and social impact report, organized and implemented projects to reduce environmental and social impact that were well-received by the local communities. These include the advocacy and practice of road safety, the publicity and implementation of AIDS and infectious diseases prevention, and the cultivation and distribution of saplings.

In Indonesia, CNOOC Southeast Asia Limited regularly arranged for doctors to provide free physical examinations and simple medical services for 250 poor islanders, and gave commonly used medicine to local villagers. In addition to medical support, the company also funded solar panels for residents of the most northern islands in the Thousand Island area. With solar panels, fishermen can use refrigerators for freezing seafood and this has greatly improved their quality of life.

“Heart-to-heart” interactions with local fishermen

About 500 fishermen live on the northernmost island in the Thousand Island area. They normally fish in waters near our operating area. After years of interaction, these fishermen fully support our offshore oil and gas production operations in the area. For example, when finding an oil spill or a theft or destruction of offshore facilities, they usually notify the operating area promptly. To help them better understand the oil and gas industry and its importance to Indonesia and its people, CNOOC Southeast Asia Limited works with relevant governmental departments to disseminate oil and gas knowledge to fishermen and call on them to continue supporting the production operations in the operating area.

In Iraq, local residents are frequently injured by landmines due to a lack of safety knowledge. In order to improve their awareness of safety protection, CNOOC Iraq Limited joined hands with the Missan Oil Company and DMA to visit local villages on March 21st, 2016, which happened to coincide with Iraqi New-year festival. We conducted anti-landmine safety training, handed out cards with safety tips, and gave villagers beverages and mineral water. Thanks to such actions, CNOOC Iraq Limited was highly praised by local residents and relevant governmental departments for fulfilling its social responsibilities.

4.	Employee Volunteers

Promoting public welfare and spreading positive energy, the employees of CNOOC Limited participates in public welfare activities contributing their personal care, enthusiasm, knowledge and time. As such, the volunteers have become a symbol of CNOOC Limited’s commitment to social responsibilities.

Blue Force – Action on Coastal Environmental Protection

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In June of 2016, Tianjin Branch, North China Sea Branch of State Oceanic Administration, and the Communist Youth League’s Yantai Municipal Committee jointly organized the 5th “Blue Force – Action on Coastal Environmental Protection” campaign in Yantai City, Shandong Province. Centered on the theme “Care for the Ocean and Guard the Blue,” over 1,000 young volunteers from the Bohai Oilfield and local universities went to the beach to clear garbage and release live fish. The volunteers helped promote ocean culture and environmental protection awareness to the public and helped build marine science exhibition halls in local primary schools. The campaign was well-received by the public, and not only established a good social image of CNOOC Limited, but also enhanced the public’s knowledge of marine protection.

Children became close to the Shenzhen Branch’s “Blue Force”

On December 17th, the “Blue Force” publicity campaign, hosted by the CNOOC Marine Environmental and Ecological Protection Foundation and undertaken by the Shenzhen Branch of CNOOC Limited, was successfully launched. It aimed to teach the youth to appreciate and to protect the oceans with reasonable and sustainable development, and increase public’s awareness of blue territories, as well as creating and enhancing harmony between CNOOC Limited and its subsidiary units, and local governments and communities. In doing so, young people and CNOOC Limited’s staff’s children gained a greater understanding of the offshore oil businesses, and CNOOC Limited and staff established a good social image in the community.

“For the first time, I saw a drilling platform model that looked like a Christmas tree, an underwater robot as big as a room, and men taking a helicopter to go to work in the sea. The ocean turns out to have many mysteries.” Lai Minyao, the monitor of class 5, grade 4 in Shenzhen Yucai No. 1 Primary School, expressed her excitement when she wrote her composition on the evening of December 18th.

On December 17th, the CNOOC Shenzhen Branch invited more than 90 children and parents to take part in its “Blue Force” activity. Before the eyes of curious children, the mysterious veil of the offshore oil industry was unveiled.

In the morning, the school’s little painters who were winners of the “Drawing a 100-meter long scroll” activity, together with more than 50 family members and employees, came to the Shenzhen CNOOC Building. The children were guided by volunteers in their visit to the CNOOC Building, the CNOOC ROVs (i.e. underwater robots) workshop, the heliport, and other places to tour the offshore oil facilities and equipment.

After this activity, a parent commented, “To take part in this painting, my daughter collected many pictures of sea, marine organisms, and offshore platforms in advance, and got to know a lot about them. She is still excited even days after this visit and she hopes similar activities will be held in the future. I will ask my friends and relatives to join as well.”

Blue Force to Campus for Charity

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In January of 2016, volunteers from the Shanghai Branch went to the Ni’nan Compulsory Education School in Dongtou County, Wenzhou City for the “Blue Force to Campus for Charity” campaign, donating 160 sets of winter uniforms to underprivileged students. During the “Teach a lesson” activity, the volunteers shared offshore oil knowledge with students, and introduced CNOOC Limited’s green development concept.

Blood Donation Campaign of Zhanjiang Branch

On June 24th, the first unpaid blood donation campaign in 2016 was conducted in Zhanjiang Branch. 119 qualified employees have donated 23,800 ml of blood. As a stable blood donation unit for the Central Blood Station of Zhanjiang City, Guangdong Province, the Company organizes blood donation campaigns twice a year. Over 300 employees participated in the campaign every year with total blood donated amounting to over hundred thousand milliliters. While fulfilling corporate social responsibilities and spreading love, the campaign has also promoted harmony between the Company and local communities.

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X. Outlook

It is predicable that the year 2017 will witness continuous changes to CNOOC. In the coming year, promoting green development through reforms and innovations will become central to corporate development.

Under the economic conditions of the “New Normal,” green development cannot be achieved without striking a balance and coordinating between economic benefits and social benefits. In the future, the Company will continue to keep a good development pace, one of making progress while ensuring stability, improving quality, enhancing efficiency, and consolidating a basis for longterm corporate development. In terms of oil and gas production, we will focus on core businesses, take the increase of reserves and production as main objectives in our oil and gas businesses, and construct discrete, comprehensive, and integrated industrial chains. Concurrently, we will continue to strengthen our professional management capacity and turn it into corporate core competitiveness.

Work safety is of critical importance. We will aim to develop a world-class capacity for work safety management, constantly optimize our HSE systematic management, intensify the investigation and control of safety risks, strengthen the construction of the work safety management and training system, and improve construction of the safety management system. We will adhere to the idea of “putting safety and prevention first and conducting comprehensive control efforts,” and make work safety be rooted in the heart of every employee and implemented in every facet of our business.

As an energy enterprise, we have a profound understanding of the significance of energy-conservation and environmental protection. In the future, we will continue to strengthen our environmental standardization management and make solid efforts to make the best use of our water resources, our climate response efforts, our energy conservation efforts, and our emission reduction efforts. In 2017, the carbon trading market will operate fully and formally, and we will positively respond to new requirements and continue to promote relevant work.

With respect to society at large, we will continue to give play to our strengths by contributing to maritime rescue, marine environmental protection, and community co-construction, helping community residents improve their living conditions, driving economic growth in communities, and maintaining environmental harmony. With respect to our employees, we will uphold the idea of “putting people first,” by cultivating internationalized talents who conform to market demands, by providing employees with a platform for them to realize their self-value, and by creating career development channels for our employees. With respect to our stakeholders, partners, and investors, we will stick to transparent and efficient corporate governance and constantly enhance our management tactics so as to be of greater value to them.

We will pursue the strengthening of our corporate capacity for sustainable development as a long-term goal, adhere to the path of green development, and strive to turn CNOOC into a world-class energy company.

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XI. Independent Assurance Report

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Independent Assurance Report

To the Board of Directors of China National Offshore Oil Corporation, Ltd (the "Board of Directors"):

We have been engaged by the Board of Directors of China National Offshore Oil Corporation, Ltd ("CNOOC") to perform a limited assurance engagement on its 2016 Environmental, Social and Governance (“ESG”) Report for the period from 1 January 2016 to 31 December 2016.

Responsibilities of the Board of Directors

The Board of Directors is responsible for preparing the ESG Report in accordance with Environmental, Social and Governance Reporting Guide ("ESG Reporting Guide") issued by Hong Kong Stock Exchange, and its presentation (including reporting guidelines, limitations, reporting data and relevant identification procedures).

The Board of Directors is also responsible for determining CNOOC's objectives in respect of ESG performance and reporting, including identifying stakeholders and their focus issues, establishing and maintaining appropriate performance management system and internal control system regarding the report performance information generation, and maintaining adequate records.

Our Responsibilities

In accordance with the agreed terms with CNOOC, we are responsible for the limited assurance engagement ("Engagement"), performing limited assurance process on the key indicators in 2016 ESG report, and expressing an opinion on whether there is any material mispresentation. This Independent Assurance Report ("this Report") is only for the Board of Directors, and for no other purpose. We do not accept or assume liability to any third parties for our work or the content in this Report.

Our Independence and Quality Control

We conducted our engagement in accordance with the independence and other ethical requirements in the Code of Ethics for Professional Accountants issued by the International Ethics Standards Board for Accountants. Our firm maintains a comprehensive system of quality control applying International Standard on Quality Control1.

Basis of Our Work

We conducted our work in accordance with International Standard on Assurance Engagements 3000: Assurance Engagements Other Than Audits or Reviews of Historical Financial Information issued by the International Federation of Accountants. We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide sufficient evidence to form conclusions.

Procedures, Scopes and Limitations of Our Work

Our procedures performed include interviewing with CNOOC's personnel responsible for collecting, compiling and presenting the information, analyzing the information obtained, and other procedures relevant to the collection of necessary evidence. Specifically our procedures include:

•     Interviewing the management and staff responsible for collecting, collating and disclosing the information, to understand the procedure of identifying stakeholders and major issues concerned by key stakeholders, and controls relating to preparing the ESG Report;

•      Based on the ESG Reporting Guide, reviewing whether the key information has been included in the ESG Report from comparing the sampled original documents of head office with the information in the ESG Report;

•      Establishing the key ESG indicators and assurance standard in the independent and limited assurance on the 2016 ESG Report with CNOOC;

•     Sampling, recalculating and analyzing CNOOC’s key ESG indicators, reviewing the consistency with our work results, and the effectiveness of the control on the ESG Report preparation procedure.

Limited assurance conducts process to confirm the credibility of information, and its scope is smaller than that of reasonable assurance. Our assurance engagement and report will not express an opinion on the effectiveness and performance of CNOOC's management system and procedure.

We performed our limited assurance engagement on the head office of CNOOC in Beijing. We did not carry out limited assurance engagement at any other branches and subsidiaries of CNOOC, nor interview with external stakeholders. Moreover, historical data and financial information are not within the scope of our work.

Our Conclusions

Based on our work performed, nothing has come to our attention that would lead us to believe that there is any material mispresentation related to the key indicators in the 2016 ESG Report.

This is translation of the Chinese language version of the Independent Assurance Report. If there is any conflict between the Chinese and English version, the Chinese version will prevail.

Deloitte Touche Tohmatsu Certified Public Accountants LLP

23 March 2017

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XII. APPENDICES

The 10 Principles of UN Global Compact and the Company’s Practices

Being a member of the UN Global Compact, the Company will fully comply with the 10 principles advocated by the Global Compact and fulfill our responsibility in the areas of human rights, labor rights, environmental protection, and anti-corruption. In the future, we will disclose our practices and performance results in fulfilling the 10 Principles of the UN Global Compact in our CSR report on a regular basis.

	The 10 Principles	Our Practices
Human rights	Principle 1: Businesses should support and respect the protection of internationally proclaimed human rights	Employees – Employment policies Public Welfare
	Principle 2: Make sure that they are not complicit in human rights abuses	Employees – Employment policies Public Welfare
Labor	Principle 3: Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining	Employees – Employee rights and interests Public Welfare
	Principle 4: The elimination of all forms of forced and compulsory labor	Employees – Employment policies Public Welfare
	Principle 5: The effective abolition of child labor	Employees – Employment policies
	Principle 6: The elimination of discrimination in respect of employment and occupation	Employees – Employment policies Public Welfare
Environment	Principle 7: Businesses should support a precautionary approach to handle environmental challenges	Vision and commitments – Commitments Safety and Environmental protection – HSE philosophy, environmental protection, operational safety, response to climate change
Principle 8: Undertake initiatives to promote greater environmental responsibility
Principle 9: Encourage the development and diffusion of environment friendly technologies
Anti-corruption	Principle 10: Businesses should work against	Vision and commitments –

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corruption in all forms, including extortion and bribery	Commitments Corporate governance – Anti-corruption

Key Data

Index	2014	2015	2016
Total assets (millions of RMB)	662,859	664,362	637,682
Net assets (millions of RMB)	379,610	386,041	382,371
Total revenue (millions of RMB)	274,634	171,437	146,490
Net profit (millions of RMB)	60,199	20,246	637
Tax payment (billions of RMB)	70.0	32.2	23.7
Earnings per share (RMB)	1.35	0.45	0.01
Net production of the year (million BOE)	432.5	495.7	476.9
Net proven reserves (billions of BOE)	4.48	4.32	3.88
Dividend (HK dollar)	0.57	0.50	0.35
Crude oil consumption (10,000 tons)	24.31	30.67	31.39
Natural gas consumption (100 million cubic meters)	15.52	17.32	17.32
Diesel consumption (10,000 tons)	3.41	2.70	2.51
Electricity consumption (100 million KWh)	1.12	1.46	1.32
Energy saving actuals (ton standard coal)	124,320	130,196	159,416
Number of employees	21,046	20,585	19,436
Number of female employees	3,075	2,395	2,514

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Total training hours	1,189,869	1,502,339	920,576
Coverage rate for occupational health examination (%)	100	100	100

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